Exhibit (g)(iii)

9443-00-00

AUTOMATIC, FACULTATIVE AND FACULTATIVE-OBLIGATORY COINSURANCE

REINSURANCE AGREEMENT

(HEREINAFTER REFERRED TO AS THE “AGREEMENT”)

BETWEEN

THRIVENT FINANCIAL FOR LUTHERANS

APPLETON WISCONSIN, USA

(HEREINAFTER REFERRED TO AS THE “CEDING COMPANY”)

and

RGA REINSURANCE COMPANY

ST. LOUIS, MISSOURI, USA

(HEREINAFTER REFERRED TO AS THE “REINSURER”)

THIS AGREEMENT IS EFFECTIVE APRIL 1, 2004

(HEREINAFTER REFERRED TO AS THE “EFFECTIVE DATE”)

TABLE OF CONTENTS

ARTICLE	TITLE	PAGE

I	PARTIES TO THE AGREEMENT	3

II	COMMENCEMENT, TERMINATION AND CONTINUANCE OF REINSURANCE	3

III	SCOPE	4

IV	COVERAGE	5

V	LIABILITY	6

VI	RETENTION AND RECAPTURE	6

VII	REINSURANCE PREMIUMS AND ALLOWANCES	7

VIII	RESERVES	7

IX	TERMINATIONS AND REDUCTIONS	7

X	POLICY ALTERATIONS	8

XI	POLICY ADMINISTRATION AND PREMIUM ACCOUNTING	8

XII	CLAIMS	9

XIII	ARBITRATION	11

XIV	INSOLVENCY	12

XV	OFFSET	12

XVI	RIGHT TO INSPECT	12

XVII	UNINTENTIONAL ERROS, MISUNDERSTANDINGS OR OMMISIONS	12

XVIII	CHOICE OF LAW AND FORUM	13

XIX	ALTERATIONS TO THE AGREEMENT	13

XX	EXECUTION OF THE AGREEMENT	14

SCHEDULES

I	REINSURANCE SPECIFICATIONS	15

II	RETENTION	18

III	BUSINESS COVERED	19

IV	REINSURANCE PREMIUMS	20

V	LIMITS	25

VI	SAMPLE STATEMENT SPECIFICATIONS	27

VII	SAMPLE POLICY EXHIBIT	28

VIII	DEFINITIONS	29

ARTICLE I - PARTIES TO THE AGREEMENT

Reinsurance required by the Ceding Company will be assumed by the Reinsurer as described in the terms of this Agreement.

This is an Agreement solely between the Reinsurer and the Ceding Company. In no instance will anyone other than the Reinsurer or the Ceding Company have any rights under this Agreement, and the Ceding Company is and will remain solely liable to any insured, policy owner, or beneficiary under the Original Policies reinsured hereunder.

The current general and special policy conditions, the premium schedules, and underwriting guidelines of the Ceding Company, applying to the business covered by this Agreement as set out in the Schedules, will form an integral part of this Agreement. Additions or alterations to any of these conditions or schedules will be reported to the Reinsurer without delay. In the case of significant changes, both parties to the Agreement must agree to the new reinsurance conditions.

ARTICLE II - COMMENCEMENT, TERMINATION AND CONTINUANCE OF REINSURANCE

1.	AGREEMENT COMMENCEMENT

Notwithstanding the date on which this Agreement is signed, this Agreement will take effect as from the date shown in the attached Schedule I, and applies to new business taking effect on and after this date.

2.	AGREEMENT TERMINATION

This Agreement will be in effect for an indefinite period and may be terminated as to new reinsurance at any time by either party giving ninety (90) days written notice of termination. The day the notice is mailed to the other party’s home office, or, if the mail is not used, the day it is delivered to the other party’s home office or to an officer of the other party will be the first day of the ninety (90) day period.

During the ninety (90) day period, this Agreement will continue to operate in accordance with its terms.

3.	POLICY TERMINATION

If the policy is terminated by death, lapse, surrender or otherwise, the reinsurance will terminate on the same date. If premiums have been paid on the reinsurance for a period beyond the termination date, refunds will follow the terms as shown in Schedule I.

If the policy continues in force without payment of premium during any days of grace pending its surrender, whether such continuance be as a result of a policy provision or a practice of the Ceding Company, the reinsurance will also continue without payment of premium and will terminate on the same date as the Ceding Company’s risk terminates.

If the policy continues in force because of the operation of an automatic premium loan provision, or other such provision by which the Ceding Company receives compensation for its risk, then the reinsurance will also continue and the Ceding Company will pay the Reinsurer the reinsurance premium for the period to the date of termination.

If a policy covered under this Agreement converts, the conversion provision in Schedule IV Reinsurance Premiums will apply.

4.	CONTINUATION OF REINSURANCE

On termination of this Agreement in accordance with the provisions in paragraph two of this Article, the reinsurance ceded will remain in force subject to the terms and conditions of this Agreement until their natural expiry.

ARTICLE III - SCOPE

1.	RETENTION OF THE CEDING COMPANY

The type and amount of the Ceding Company’s retention on any one life is as shown in Schedule II. In determining all reinsured face amounts in each case, any additional death benefits on the same life (e.g. additional term insurance or family income benefits) will be taken into account, as will all reinsured face amount under any other existing policies, at the time of commencement, of the policy ceded under this Agreement.

The Ceding Company may alter its retention in respect of future new business at any time. The Ceding Company will promptly notify the Reinsurer of such alteration and its effective date.

2.	CURRENCY

All reinsurance to which the provisions of this Agreement apply will be effected in the same currencies as that expressed in the Original Policies and as shown in Schedule I.

3.	THE REINSURER’S SHARE

The Reinsurer’s share is as shown in Schedule V.

4.	BASIS OF REINSURANCE

Plans of insurance listed in Schedule III will be reinsured on the basis described in Schedule I, using the rates given in the Rate Schedule as shown in Schedule IV.

5.	REINSURANCE ALLOWANCES

The Reinsurer will pay to the Ceding Company the reinsurance allowance, if any, as shown in Schedule IV. If any reinsurance premiums or installments of reinsurance premiums are returned to the Ceding Company, any corresponding reinsurance allowance previously credited to the Ceding Company, will be reimbursed to the Reinsurer.

6.	PREMIUM RATE GUARANTEE

Premium rate guarantees, if any, are as shown in Schedule IV.

7.	POLICY FEES

Policy fees, if any, are as shown in Schedule IV.

8.	TAXES

Taxes, if any, are as shown in Schedule I.

9.	EXPERIENCE REFUND OR PROFIT COMMISSION

If an Experience Refund or Profit Commission is payable under this Agreement, the conditions and formula are as shown in Schedule IV.

10.	EXPENSE OF THE ORIGINAL POLICY

The Ceding Company will bear the expense of all medical examinations, inspection fees and other charges incurred in connection with the Original Policy.

ARTICLE IV - COVERAGE

AUTOMATIC PROVISIONS

For each risk on which reinsurance is ceded, the Ceding Company’s retention at the time of issue will take into account both currently issued and previously issued policies.

The Ceding Company must cede and the Reinsurer must automatically accept reinsurance, if all of the following conditions are met for each life:

1.	RETENTION

The Ceding Company has retained its limit of retention as shown in Schedule II; and

2.	PLANS AND RIDERS

The basic plan or supplementary benefit, if any, is shown in Schedule III; and

3.	AUTOMATIC ACCEPTANCE LIMITS

The underwriting class, age, minimum reinsurance amount, binding amounts and jumbo limits fall within the automatic limits as shown in Schedule V; and

4.	UNDERWRITING

The risk is underwritten according to the Ceding Company’s Standard Guidelines; and

The Ceding Company has never made facultative application for reinsurance on the same life to the Reinsurer or any other Reinsurer; and

5.	RESIDENCE

The risk is a resident of the countries, as shown in Schedule I.

If, for a given application, the Ceding Company cannot comply with the automatic reinsurance conditions described above, or if the Ceding Company submits the application to other Reinsurers for their facultative assessment, the Ceding Company can submit this application to the Reinsurer on a facultative basis.

FACULTATIVE PROVISIONS

The Ceding Company will send copies of the original applications, all medical reports, inspection reports, attending physician’s statement, and any additional information pertinent to the insurability of the risk to the Reinsurer.

The Ceding Company will also notify the Reinsurer of any underwriting information requested or received after the initial request for reinsurance is made. For policies which contain automatic increase provisions, the Ceding Company will inform the Reinsurer of the initial and ultimate risk amounts for which reinsurance is being requested, or in the case of indexed amounts, the basis of the indexing.

On a timely basis, the Reinsurer will submit a written decision to the Ceding Company. In no case will the Reinsurer’s offer on facultative submissions be open after one hundred twenty (120) days have elapsed from the date of the Reinsurer’s offer to participate in the risk. Acceptance of the offer and delivery of the policy according to the rules of the Ceding Company must occur within one hundred twenty (120) days of the final reinsurance offer. Unless the Reinsurer explicitly states in writing that the final offer is extended, the offer will be automatically withdrawn at the end of day one hundred twenty(120).

The Reinsurer will not be liable for proceeds paid under the Ceding Company’s Conditional Receipt or temporary insurance agreement for risks submitted on a facultative basis.

ARTICLE IV - COVERAGE (CONTINUED)

FACULATIVE-OBLIGATORY PROVISIONS

Facultative-Obligatory is a method of reinsurance whereby the Ceding Company notifies the Reinsurer that it is bound for a portion of the excess risk on a case, in accordance with the terms of this Agreement. This notification shall include the name and date of birth of the insured. When this notification is received by the Reinsurer, it will have a period of two full working days during which it can notify the Ceding Company that no capacity is available in its retention. If the Ceding Company receives such notification within the time frame described, then no liability will have ever been incurred on the part of the Reinsurer. The Facultative-Obligatory limits are shown in Schedule V.

ARTICLE V - LIABILITY

The liability of the Reinsurer for all claims within automatic or facultative-obligatory coverage and all claims arising after facultative acceptance as described in Article IV, will commence simultaneously with that of the Ceding Company and will cease at the same time as the liability of the Ceding Company ceases.

ARTICLE VI - RETENTION AND RECAPTURE

If the Ceding Company changes its limit of retention as shown in Schedule II, written notice of the change will promptly be given to the Reinsurer. At the option of the Ceding Company, a corresponding reduction may be made in the reinsurance in force under this Agreement, on all lives, on which the Ceding Company has maintained its maximum limit of retention, provided that all eligible business is reduced on the same basis. The Ceding Company may apply the new limits of retention to existing reinsurance and reduce and recapture reinsurance inforce in accordance with the following rules:

1.	No recapture will be made unless reinsurance has been in force for the minimum period shown in Schedule I.

2.	Recapture will become effective on the policy anniversary date following written notification of the Ceding Company’s intent to recapture.

3.	No recapture will be made unless the Ceding Company retained its maximum limit of retention for the plan, age and mortality rating at the time the policy was issued. No recapture will be allowed in any class of fully reinsured business or in any classes of risks for which the Ceding Company established special retention limits less than the Ceding Company’s maximum retention limits for the plan, age, and mortality rating at the time the policy was issued.

4.	If any reinsurance is recaptured, all reinsurance eligible for recapture, under the provisions of this Article, must be recaptured.

5.	If there is reinsurance with other reinsurers on risks eligible for recapture, the necessary reduction is to be applied to each company in proportion to the total outstanding reinsurance.

ARTICLE VII - REINSURANCE PREMIUMS AND ALLOWANCES

1.	LIFE REINSURANCE

Premiums for life and supplemental benefit reinsurance will be as shown in Schedule IV.

2.	SUBSTANDARD PREMIUMS

Premiums will be increased by any Flat Extra Premium as shown in Schedule IV, charged the insured on the face amount initially reinsured. Premiums will be increased by any substandard premium as shown in Schedule IV, charged the insured on the Reinsurer’s share of the face amount.

3.	JOINT POLICY PREMIUMS

In the case of joint policy premiums, if any, the premium rate payable to the Reinsurer will be as shown in Schedule IV.

4.	SUPPLEMENTAL BENEFITS

The Reinsurer will receive a proportionate share of any premiums for additional benefits as shown in Schedule IV. This share will be based on the ratio between the Reinsurer’s share of the face amount and the total initial benefits insured and will remain constant throughout the entire period of premium payment.

ARTICLE VIII - RESERVES

Reserve requirements of the Ceding Company, if any, are as shown in Schedule I.

ARTICLE IX - TERMINATIONS AND REDUCTIONS

Terminations or reductions will take place in accordance with the following rules in order of priority:

1.	The Ceding Company must keep its initial or recaptured retention on the policy.

2.	Termination or reduction of a wholly reinsured policy will not affect other reinsurance inforce.

3.	A termination or reduction on a wholly retained case will cause an equal reduction in existing automatic reinsurance with the oldest policy being reduced first.

4.	A termination or reduction will be made first to reinsurance of partially reinsured policies with the oldest policy being reduced first.

5.	If the policies are reinsured with multiple reinsurers, the reinsurance will be reduced by the ratio of the amount of reinsurance in each company to the total outstanding reinsurance on the risk involved.

6.	When a policy is reinstated, reinsurance will be reinstated as if the lapse or reduction had not occurred.

ARTICLE X- POLICY ALTERATIONS

1.	REINSTATEMENT

Any policy originally reinsured in accordance with the terms and conditions of this Agreement by the Ceding Company may be automatically reinstated with the Reinsurer as long as the policy is reinstated in accordance with the procedures and rules of the Ceding Company. Any policy originally reinsured with the Reinsurer on a facultative basis which has been in a lapsed status for more than ninety (90) days must be submitted with underwriting requirements and approved by the Reinsurer before it is reinstated. The Ceding Company will pay the Reinsurer its share of amounts collected or charged for the reinstatement of such policies.

2.	EXCHANGES OR CONVERSIONS

An exchange or conversion is a new policy replacing a policy issued earlier by the Ceding Company or a change in an existing policy that is issued or made either:

1.	Under the terms of the Original Policy, or

2.	Without the same new underwriting information the Ceding Company would obtain in the absence of the Original Policy, or

3.	Without a suicide exclusion period, or contestable period of equal duration, to those contained in new issues by the Ceding Company, or

4.	Without the payment of the same commissions in the first year, that the Ceding Company would have paid in the absence of the Original Policy.

Exchanges or conversions will be reinsured under this Agreement only if the Original Policy was reinsured with the Reinsurer; the amount of reinsurance under this Agreement will not exceed the amount of the reinsurance on the Original Policy with the Reinsurer immediately prior to the exchange or conversion. Premiums will be as shown in Schedule IV.

Note:	An original date policy reissue will not be treated as an exchange or conversion of the Original Policy. It will be treated as a new policy and the Original Policy will be treated as not taken. All premiums previously paid to the Reinsurer for the Original Policy will be refunded to the Ceding Company. All premiums will be due on the new policy from the original issue date.

Note:	Re-entry, e.g. wholesale replacement and similar programs are not covered under this Article. If Re-entry is applicable to this Agreement, then it will be covered in Schedule IV.

ARTICLE XI - POLICY ADMINISTRATION AND PREMIUM ACCOUNTING

1.	ACCOUNTING PERIOD AND PREMIUM DUE

The Ceding Company will submit accounts to the Reinsurer, for reporting new business, alterations, terminations, renewals, claims, and premium due, as shown in Schedule I.

2.	ACCOUNTING ITEMS

The accounts will contain a list of premiums due for the current accounting period, explain the reason for each premium payment, show premium subtotals adequate to use for premium accounting, including first year and renewal year premiums and allowances. The account information should provide the ability to evaluate retention limits, premium calculations and to establish reserves.

ARTICLE XI - POLICY ADMINISTRATION AND PREMIUM ACCOUNTIG (CONTINUED)

3.	REINSURANCE ADMINISTRATION REQUIREMENTS

Reinsurance administration requirements are as shown in Schedule VI and Schedule VII.

4.	PAYMENT OF BALANCES

The Ceding Company will pay any balance due the Reinsurer, at the same time as the account is rendered, but in all cases, by the accounting and premium due frequency as shown in Schedule I. The Reinsurer will pay any balance due the Ceding Company, at the same time as the account is confirmed, however, at the latest, within thirty (30) days after receipt of the statement of account. Should the Reinsurer be unable to confirm the account in its entirety, the confirmed portion of the balance will be paid immediately. As soon as the account has been fully confirmed, the difference will be paid immediately by the debtor. All balances not paid within thirty (30) days of the due date shown on the statement will be in default.

5.	BALANCES IN DEFAULT

The Reinsurer will have the right to terminate this Agreement, when balances are in default, by giving ninety (90) days written notice of termination to the Ceding Company. As of the close of the last day of this ninety (90) day notice period, the Reinsurer’s liability for all risks reinsured under this Agreement will terminate. The first day of this ninety (90) day notice of termination, resulting from default as described in paragraph four of this Article, will be the day the notice is received in the mail by the Ceding Company, or if the mail is not used, the day it is delivered to the Ceding Company. If all balances in default are received within the ninety (90) day time period, the Agreement will remain in effect. The interest payable on balances in default is stipulated as shown in Schedule I.

6.	FLUCTUATIONS IN EXCHANGE RATES

If the premium due periods allowed for the payment of balances are exceeded by either party, the debtor will bear the currency risk, in the event of any subsequent alteration in the exchange rate, by more than five percent (5%), unless the debtor is not responsible for the delay in payment.

ARTICLE XII - CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured and any additional benefits which are defined in accordance with the underlying policy and are reinsured under this Agreement.

1.	NOTICE

The Ceding Company will promptly notify the Reinsurer of all claims.

2.	PROOFS

In every case of loss, copies of the proofs obtained by the Ceding Company will be taken by the Reinsurer as sufficient. Copies thereof, together with proof of the amount paid on such claim by the Ceding Company will be furnished to the Reinsurer when requesting its share of the claim.

3.	PAYMENT OF BENEFITS

The Reinsurer will pay its share of all payable claims, however, if the amount reinsured with the Reinsurer is more than the amount retained by the Ceding Company and the claim is contestable, all papers in connection with such claim, including all underwriting and investigation papers, must be submitted to the Reinsurer for its recommendation before admission of any liability on the part of the Ceding Company.

If the amount of insurance changes because of a misstatement of rate classification, the Reinsurer’s share of reinsurance liability will change proportionately.

ARTICLE XII - CLAIMS (CONTINUED)

4.	CONTESTED CLAIMS

The Ceding Company will notify the Reinsurer of its intention to contest, compromise, or litigate a claim. Unless it declines to be a party to such action, the Reinsurer will pay its share of any settlement up to the maximum that would have been payable under the specific policy had there been no controversy plus its share of claim investigation fees paid to a third party, except as specified below.

If the Reinsurer declines to be a party to the contest, compromise, or litigation of a claim, it will pay its full share of the amount reinsured, as if there had been no contest, compromise, or litigation, and its proportionate share of covered expenses incurred to the date, from the date it notifies the Ceding Company it declines to be a party.

5.	CLAIMS EXPENSES

In no event will the following categories of expenses or liabilities be reimbursed:

a.	Salaries of employees or other internal expenses of the Ceding Company or the original issuing companies;

b.	Expenses incurred in connection with a dispute or contest arising out of conflicting or any other claims of entitlement to policy proceeds or benefits.

6.	EXTRA CONTRACTUAL OBLIGATIONS

In no event shall be Reinsurer be liable for any proportion of the Ceding Company’s liability consisting in any part of damages, including those exemplary or punitive in nature, nor for fines or statutory penalties awarded against the Ceding Company, policyholder, and/or any agents thereof as a result of any act, omission, or course of conduct committed by or for the Ceding Company, the policyholder and/or any agents thereof or for which the Ceding Company, the policyholder and/or any agents thereof shall otherwise be responsible, in connection with the handling of or pertaining to the policies.

The Reinsurer shall likewise not be liable for any legal fees or expenses attendant to the defense of claims of the kind referred to in the paragraph above.

As an exception to this exclusion, the Reinsurer shall indemnify the Ceding Company for its proportionate share of any such Extra Contractual Obligations and/or associated legal fees or expenses attendant to the defense thereof to the extent that the Reinsurer concurred, both in advance and in writing, with the Ceding Company’s act, omission, or course of conduct in connection with the handling of or pertaining to the policies that resulted in the incurral of such Extra Contractual Obligations.

Notwithstanding the limited exception set forth in the paragraph above, this Agreement shall not provide any indemnity with respect to any Extra Contractual Obligation incurred by the Ceding Company as a result of any fraudulent and/or criminal act or omission by any officer, director or employee of the Ceding Company who is acting individually, or collectively, or in collusion with any individual or corporation, or any other organization, or party which is involved in the presentation, or defense, or settlement of any claim covered hereunder.

ARTICLE XIII - ARBITRATION

1.	GENERAL

The parties agree to act in all things with the highest good faith. However, if the parties cannot mutually resolve a dispute or claim, which arises out of, or in connection with this Agreement, including formation and validity, and whether arising during, or after the period of this Agreement, the dispute or claim will be referred to an arbitration tribunal (a group of three arbitrators), and settled through arbitration.

The arbitrators will be individuals, other than from the contracting companies, including those who have retired, with more than ten (10) years insurance or reinsurance experience within the industry.

The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law; there will be no appeal from their decision, and any court having jurisdiction of the subject matter, and the parties, may reduce that decision to judgment.

2.	NOTICE

To initiate arbitration, either party will notify the other party by certified mail of its desire to arbitrate, stating the nature of the dispute and the remedy sought. The party to which the notice is sent, will respond to the notification in writing, within ten (10) days of its receipt.

3.	PROCEDURE

Each of the two parties will appoint one arbitrator, and these two arbitrators will select the third arbitrator. Upon the selection of the third arbitrator, the arbitration tribunal will be constituted, and the third arbitrator will act as chairman of the tribunal.

If either party fails to appoint an arbitrator within sixty (60) days after the other party has given notice of appointing an arbitrator, then the arbitration association, as shown in Schedule I, will appoint an arbitrator for the party that has failed to do so.

The party that has failed to appoint an arbitrator will be responsible for all expenses levied by the arbitration association, for such appointment. Should the two arbitrators be unable to agree on the choice of the third arbitrator, then the appointment of this arbitrator is left to the arbitration association. Such expense shall be borne equally by each party to this Agreement.

The tribunal, may in its sole discretion make orders and directions as it considers to be necessary for the final determination of the matters in dispute. Such orders and directions may be necessary with regard to pleadings, discovery, inspection of documents, examination of witnesses and any other matters relating to the conduct of the arbitration. The tribunal, will have the widest discretion permissible under the law, and practice of the place of arbitration, when making such orders or directions.

4.	ARBITRATION COSTS

All costs of the arbitration will be determined by the tribunal, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

5.	PLACE OF ARBITRATION

The place of arbitration is as shown in Schedule I.

6.	ARBITRATION SETTLEMENT

The award of the tribunal, will be in writing, and binding upon the consenting parties.

ARTICLE XIV - INSOLVENCY

In the event of the insolvency of the Ceding Company, this reinsurance shall be payable directly to the Ceding Company, or to its liquidator, receiver, conservator or statutory successor on the basis of the liability of the Ceding Company without diminution because of the insolvency of the Ceding Company or because the liquidator, receiver, conservator or statutory successor of the Ceding Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Ceding Company shall give written notice to the reinsurers of the pendency of a claim against the Ceding Company indicating the policy or bond reinsurance which claim would involve a possible liability on the part of the reinsurers within a reasonable time after that claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of that claim the reinsurers may investigate that claim and interpose, at their own expense, in the proceeding where that claim is to be adjudicated any defense(s) they may deem available to the Ceding Company or its liquidator, receiver, conservator or statutory successor. This expense incurred by the reinsurers shall be chargeable, subject to approval of the court, against the Ceding Company as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by the reinsurers.

1.	Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to that claim, the expense will be apportioned in accordance with the terms of the Agreement as though that expense had been incurred by the Ceding Company.

2.	This insolvency clause shall not preclude the Reinsurer from asserting any excuse or defense to payment of this reinsurance other than the excuses or defenses of the insolvency of the Ceding Company and the failure of the Ceding Company’s liquidator, receiver, conservator or statutory successor to pay all or a portion of any claim.

ARTICLE XV - OFFSET

Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against, either the Reinsurer or the Ceding Company, with respect to this Agreement or with respect to any other claim of one party against the other, are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid.

ARTICLE XVI - RIGHT TO INSPECT

Upon request the Ceding Company will furnish the Reinsurer with detailed information concerning the risks reinsured under this Agreement. In particular the Reinsurer will be entitled to request that:

1.	Copies of the whole or part of any documents relating to the risks and their reinsurance be made available to the Reinsurer at its own expense;

2.	During the Ceding Company’s normal office hours these documents will be made available to a representative of the Reinsurer who will be named in advance; notification of such visits will normally be given two (2) weeks in advance and even in urgent cases at least forty-eight (48) hours in advance; and

3.	The Reinsurer will have this right of inspection as long as one of the two parties to this Agreement is claiming from the other.

ARTICLE XVII - UNINTENSIONAL ERRORS, MISUNDERSTANDINGS OR OMISSIONS

It is expressly understood and agreed that if failure to comply with any terms of this Agreement is hereby shown to be the result of an unintentional error, misunderstanding or omission, on the part of either the Ceding Company or the Reinsurer, both the Ceding Company and the Reinsurer, will be restored to the position they would have occupied, had no such error, misunderstanding or omission occurred, subject always to the correction of the error, misunderstanding or omission.

ARTICLE XVIII - CHOICE OF LAW AND FORUM

CHOICE OF LAW AND FORUM

This Agreement, will in all respects be governed by, and construed in accordance with the law and exclusive jurisdiction of the courts, as shown in Schedule I.

ARTICLE XIX - ALTERATION TO THE AGREEMENT

This Agreement constitutes the entire Agreement between the parties, with respect to the business being reinsured hereunder, and there are no understandings between the parties other than as expressed in this Agreement. Any alterations to the provisions of this Agreement will be made by amendment, addenda or by correspondence attached to the Agreement embodying such alterations as may be agreed upon and signed by both parties. These documents will be regarded as part of this Agreement and will be equally binding.

ARTICLE XX - EXECUTION OF THE AGREEMENT

IN WITNESS OF THE ABOVE,

THRIVENT FINANCIAL FOR LUTHERANS

OF

APPLETON WISCONSIN. USA

AND

RGA REINSURANCE COMPANY

OF

ST. LOUIS, MISSOURI, USA

HAVE BY THEIR RESPECTIVE OFFICERS EXECUTED AND DELIVERED THIS AGREEMENT IN DUPLICATE ON THE DATES INDICATED BELOW:

THRIVENT FINANCIAL FOR LUTHERANS